Sub-Item 77C
               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     On May 6, 2005, Foreside Fund Services, LLC, the initial shareholder of Dover Responsibility Fund (the "Fund"), approved the following:

         (1) Investment Advisory Agreement between the Registrant and Dover Corporate Responsibility Management LLC with respect to the Fund and
         (2) A Distribution(12b-1)Plan with respect to the A and C Share Classes of the Fund were approved.